SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 22
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              Hills Stores Company
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                    431692102
                                 (CUSIP Number)



                              David P. Levin, Esq.
                Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 13, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box: /_/


Check the following box if a fee is being paid with this statement: /_/

                               Page 1 of 13 pages

                                  SCHEDULE 13D

CUSIP No.  431692102                                          Page 2 of 13 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          725,956 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not  Applicable
     REPORTING
     PERSON    10)   SHARED  DISPOSITIVE  POWER
     WITH            725,956 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         725,956 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  431692102                                          Page 3 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           78,595 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH             Not  Applicable
     REPORTING
     PERSON       10) SHARED  DISPOSITIVE  POWER
     WITH             78,595 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     78,595 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .8% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  431692102                                          Page 4 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             204,619 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not  Applicable
     REPORTING
     PERSON        10) SHARED  DISPOSITIVE  POWER
     WITH              204,619 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     204,619 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

                                  SCHEDULE 13D
CUSIP No.  431692102                                          Page 5 of 13 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            804,551 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not  Applicable
    REPORTING
    PERSON       10)  SHARED  DISPOSITIVE  POWER
    WITH              804,551 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    804,551 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.9% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

                                  SCHEDULE 13D

CUSIP No.  431692102                                          Page 6 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,009,170 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not  Applicable
     REPORTING
     PERSON        10) SHARED  DISPOSITIVE  POWER
     WITH              1,009,170 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,009,170 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

                                  SCHEDULE 13D

CUSIP No.  431692102                                          Page 7 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             1,009,170 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not  Applicable
     REPORTING
     PERSON        10)  SHARED  DISPOSITIVE  POWER
     WITH               1,009,170 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,009,170 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

                        Amendment No. 22 to Schedule 13D

     This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994,
September 21, 1994, September 26, 1994, February 23, 1995, March 7, 1995, April 27, 1995, May 4, 1995, May 5, 1995, May 12, 1995, May 17, 1995, May 24, 1995,
June 6, 1995, June 13, 1995,  June 15, 1995,  July 20, 1995,  March 21, 1996 and
May 30, 1996 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 22, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 5(a) and 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety by the following:

     "(a) The Reporting Persons beneficially own an aggregate of 1,009,170 shares of Common Stock representing approximately 9.9% of the shares of Common Stock outstanding. Dickstein & Co. owns 725,956 of such shares, representing approximately 7.1% of the shares of Common Stock outstanding. Dickstein Focus owns 78,595 of such shares, representing approximately .8% of the shares of Common Stock outstanding. Dickstein International owns 204,619 of such shares, representing approximately 2.0% of the shares of Common Stock outstanding. The foregoing percentages are based upon 10,192,540 shares of Common Stock outstanding as of May 27, 1996 as set forth in the Company's Form 10-Q for the quarter ended May 4, 1996. Upon the resolution of all pre-petiton claims pursuant to the Company's Plan of Reorganization (see Item 3), the Reporting Persons may be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

     Mark Kaufman, a Vice President of Dickstein Inc., owns 2,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock. Mr. Kaufman possesses sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by him.

     (c) Except as set forth on Schedule II hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 14, 1996

                             DICKSTEIN & CO., L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name: Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                             /s/ Alan Cooper
                             Name: Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name: Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                             /s/ Alan Cooper
                             Name: Alan Cooper

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name: Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein

                                   Schedule II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                              HILLS STORES COMPANY


Shares Sold by Dickstein & Co., L.P.


              Number of
              Shares       Price Per                   Total
Date          Sold         Share         Commission    Proceeds
- ----          ----         -----         ----------    --------

6/13/96       32,500       10.625        15.00         345,297.50



Shares Sold by Dickstein Focus Fund, L.P.


              Number of
              Shares       Price Per                   Total
Date          Sold         Share         Commission    Proceeds
- ----          ----         -----         ----------    --------

6/13/96       7,500        10.625        15.00         79,672.50



Shares Sold by Dickstein International Limited

              Number of
              Shares       Price Per                   Total
Date          Sold         Share         Commission    Proceeds
- ----          ----         -----         ----------    --------

6/13/96      160,000       10.625        15.00         1,699,985.00



                                      -13-